MEMORANDUM OF CHANGES

                     VAN KAMPEN FOCUS PORTFOLIOS, SERIES 319

         The Prospectus filed with Amendment No. 1 of the Registration Statement on Form S-6 has been revised to reflect information regarding the deposit of Van Kampen Focus Portfolios, Series 319 on December 27, 2001. An effort has been made to set forth below each of the major changes and also to reflect the same by blacklining the marked counterparts of the Prospectus submitted with the Amendment.

     Cover Page. The date of the Prospectus has been completed.

      Pages 2-3. "The Summary of Essential Financial Information" section and
                 "Fee Table" have been completed.

      Pages 4-6. Revisions have been made and the portfolio has been completed.

     Pages 7-10. The descriptions of the issuers of the Securities have been completed.

    Pages 11-12. The Report of Independent Certified Public Accountants and
                 Statement of Condition have been completed.






                                                              FILE NO. 333-74750
                                                                    CIK #1123090


                       SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549-1004


                                 Amendment No. 1
                                       to
                             Registration Statement
                                       on
                                    Form S-6


     For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.

     A.   Exact Name of Trust: VAN KAMPEN FOCUS PORTFOLIOS, SERIES 319

     B.   Name of Depositor: VAN KAMPEN FUNDS INC.

     C.   Complete address of Depositor's principal executive offices:

                                1 Parkview Plaza
                      Oakbrook Terrace, Illinois 60181-5555

     D.   Name and complete address of agents for service:

  CHAPMAN AND CUTLER                VAN KAMPEN FUNDS INC.
  Attention:  Mark J. Kneedy        Attention:  Sara L. Badler
  111 West Monroe Street            1 Parkview Plaza
  Chicago, Illinois  60603          Oakbrook Terrace, Illinois  60181-5555


     E. Title of securities being registered: units of undivided fractional beneficial interest.

     F.   Approximate date of proposed sale to the public:


  AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT


     / X / Check box if it is proposed that this filing will become effective at 8:00 a.m. on December 27, 2001 pursuant to Rule 487.




                                   VAN KAMPEN
                              FOCUS PORTFOLIOS(SM)
                       A DIVISION OF VAN KAMPEN FUNDS INC.



MORGAN STANLEY TECHNOLOGY INDEXSM PORTFOLIO 2002-1
--------------------------------------------------------------------------------

     Van Kampen Focus Portfolios, Series 319 includes the unit investment trust described above (the "Portfolio"). The Portfolio seeks to provide capital appreciation by investing in a portfolio of common stocks included in the Morgan Stanley Technology IndexSM prior to the date of the Portfolio's formation. Of course, we cannot guarantee that the Portfolio will achieve its objective.

                                DECEMBER 27, 2001


       YOU SHOULD READ THIS PROSPECTUS AND RETAIN IT FOR FUTURE REFERENCE.

--------------------------------------------------------------------------------

     The Securities and Exchange Commission has not approved or disapproved of the Units or passed upon the adequacy or accuracy of this prospectus.

               Any contrary representation is a criminal offense.





                   SUMMARY OF ESSENTIAL FINANCIAL INFORMATION

                                DECEMBER 27, 2001

PUBLIC OFFERING PRICE
Aggregate value of Securities per Unit (1)        $      9.900
Maximum sales charge                                     0.295
  Less deferred sales charge                             0.135
  Less creation and development fee                      0.060
Public offering price per Unit (2)                $     10.000

PORTFOLIO INFORMATION
Initial number of Units (3)                             14,845
Aggregate value of Securities (1)                 $    146,960
Estimated initial distribution per Unit (4)       $       0.01
Estimated annual dividends per Unit (4)           $    0.01902
Redemption price per Unit (5)                     $      9.765

GENERAL INFORMATION
Initial Date of Deposit                           December 27, 2001
Mandatory Termination Date                        April 1, 2003
Record Date                                       October 10, 2002
Distribution Date                                 October 25, 2002


--------------------------------------------------------------------------------

(1) Each Security is valued at the most recent closing sale price as of the close of the New York Stock Exchange on the business day before the Initial Date of Deposit.

(2) You will bear all or a portion of the expenses incurred in organizing and offering your Portfolio. The Public Ofering Price includes the estimated amount of these costs. These costs include the cost of preparation and printing of the trust agreement, registration statement and other documents relating to the Portfolio, federal and state registration fees and costs, initial fees and expenses of the Trustee, and legal and auditing expenses. The Trustee will deduct these expenses from your Portfolio at the end of the initial offering period (approximately three months). The estimated amount for the Portfolio is described on the next page. The Public Offering Price will also include any accumulated dividends or cash in the Income or Capital Accounts of the Portfolio.

(3) At the close of the New York Stock Exchange on the Initial Date of Deposit, the number of Units may be adjusted so that the Public Offering Price per Unit equals $10. The number of Units and fractional interest of each Unit in the Portfolio will increase or decrease to the extent of any adjustment.

(4) This estimate is based on the most recently declared quarterly dividends or interim and final dividends accounting for any foreign withholding taxes. Actual dividends may vary due to a variety of factors. See "Risk Factors".

(5) The redemption price is reduced by any remaining deferred sales charge. See "Rights of Unitholders--Redemption of Units". The redemption price includes the estimated organization and offering costs and the creation and development fee. The redemption price will not include these costs after the initial offering period.




                                    FEE TABLE

                                                    AS A % OF
                                                      PUBLIC            AMOUNT
                                                     OFFERING           PER 100
                                                       PRICE             UNITS
                                                    -----------       ----------
TRANSACTION FEES
Initial sales charge (1)..........................       1.000%       $   10.000
Deferred sales charge (2).........................       1.350%       $   13.500
Creation and development fee (3)..................       0.600%       $    6.000
                                                    -----------       ----------
Maximum sales charge..............................       2.950%       $   29.500
                                                    -----------       ----------
Maximum sales charge on reinvested dividends......       0.000%       $    0.000
                                                    -----------       ----------

                                                      AS A %             AMOUNT
                                                       OF NET            PER 100
                                                       ASSETS             UNITS

                                                    -----------       ----------
ESTIMATED ORGANIZATION COSTS (4)..................       0.053%       $    0.519
                                                    -----------       ----------
ESTIMATED ANNUAL EXPENSES
Trustee's fee and operating expenses..............       0.105%       $    1.029
Supervisory, bookkeeping and administrative fees..       0.040%       $    0.400
                                                    -----------       ----------
Estimated annual expenses.........................       0.145%       $    1.429
                                                    -----------       ----------

                                                                        AMOUNT
                                                                        PER 100
                                                                         UNITS
                                                                      ----------
ESTIMATED COSTS OVER TIME
One year...........................................................   $       31
Three years........................................................   $       74
Five years.........................................................   $      120
Ten years..........................................................   $      246



   This fee table is intended to assist you in understanding the costs that you will bear and to present a comparison of fees. The "Estimated Costs Over Time" example illustrates the expenses you would pay on a $1,000 investment assuming a 5% annual return and redemption at the end of each period. This example assumes that you reinvest all distributions at the end of each year. This example also assumes that you reinvest your investment into a new trust when the current Portfolio terminates at the end of each 15 month period. Of course, you should not consider this example a representation of actual past or future expenses or annual rate of return which may differ from those assumed for this example. The sales charge and expenses are described under "Public Offering" and "Portfolio Operating Expenses".

--------------------------------------------------------------------------------

(1) The combination of the initial and deferred sales charges comprises the "transactional sales charge". The initial sales charge is the difference between the maximum sales charge (2.95% of the Public Offering Price per Unit) and the sum of the deferred sales charge and creation and development fee.

(2) The deferred sales charge is actually equal to $0.135 per Unit. This amount will exceed the percentage above if the Public Offering Price per Unit falls below $10 and will be less than the percentage above if the Public Offering Price per Unit exceeds $10. The deferred sales charge accrues daily from April 10, 2002 through September 9, 2002. Your Portfolio pays a proportionate amount of this charge on the 10th day of each month beginning in the accrual period until paid in full.

(3) The creation and development fee compensates the Sponsor for the creation and development of the Portfolio. The actual fee is $0.06 per Unit payable as of the close of the initial public offering period, which is expected to be approximately 90 days from the Initial Date of Deposit. If the Unit price exceeds $10 per Unit, the creation and development fee will be less than 0.60%; if the Unit price is less than $10 per Unit, the creation and development fee will exceed 0.60%.

(4) You will bear all or a portion of the expenses incurred in organizing and offering your Portfolio. The Trustee will deduct the actual amount of these expenses from your Portfolio at the end of the initial offering period.




MORGAN STANLEY TECHNOLOGY INDEXSM PORTFOLIO

   The Portfolio seeks to provide capital appreciation through an investment in a portfolio of common stocks included in the Morgan Stanley Technology IndexSM prior to the date of the Portfolio's formation. In creating the index, the Morgan Stan ley Technology Research Group sought to design a benchmark that provides broad industry representation of equally-weighted, highly liquid, pure technology companies that is rebalanced annually. The index is the exclusive property and is a service mark of Morgan Stanley.

   The index includes 35 pure technology companies representing the full breadth of technology industry segments. These segments include Computer and Business Services, Enterprise Software/Technical Software (CAD/CAM), Internet and Personal Computer Software, Electronics Manufacturing Services, Networking and Telecommunication Equipment, Server and Enterprise Hardware, Personal Computer Hardware and Data Storage, Semiconductor Capital Equipment and Semiconductors. The index attempts to include bellwether stocks that provide a balanced representation of these sub-industries. The index includes only electronics-based technology companies and excludes biotechnology, medical, test and instrumentation companies.


   Annual returns for the Morgan Stanley Technology Index, the Standard & Poor's 500 Index and the Standard & Poor's Technology Index are shown in the following table.

                   MORGAN
                   STANLEY        S & P         S & P
                 TECHNOLOGY        500       TECHNOLOGY
                    INDEX         INDEX         INDEX
                  --------      --------      --------
  1995                 50.86%        37.11%       42.84%
  1996                 21.30         22.71        41.09
  1997                 16.83         33.10        25.56
  1998                 95.40         28.37        72.38
  1999                110.59         20.89        74.76
  2000                (27.43)        (9.03)      (40.04)
  Thru 12/21/01       (24.87)       (12.39)      (23.50)



    This is not the past performance of any Portfolio or a previous series of any Portfolio and does not indicate the future performance of any Portfolio. The actual returns of the Portfolio will vary from the performance of the Morgan Stanley Technology Index because after the Portfolio's formation, the stocks in the index may change, or their amounts may be adjusted or rebalanced which changes will not be reflected in the composition of the Portfolio. The Portfolio is generally expected to remain the same throughout its life, both in terms of identity of stocks and proportionate relationship (in terms of number of shares). In addition, you will incur sales charges and expenses in connection with an investment in the Portfolio. The returns of the Morgan Stanley Technology Index and the S&P Technology Index represent the actual changes in value of each index. The S&P 500 Index returns show the actual changes in value of the S&P 500 Index plus the dividend return for each year. The returns for the S&P 500 and S&P Technology Indexes are calculated using price and dividend data reported by Standard & Poor's.

   We will not rebalance your Portfolio annually. Changes in the index will not result in changes in your portfolio. However, we may offer additional portfolios each year that include the current index components and weightings.

   As with any investment, no one can guarantee that your Portfolio will achieve its objective. The value of your Units may fall below the price you paid for the Units. Stocks of technology companies have been subject to extreme price volatility and speculative trading. In recent years, many technology stocks have exhibited above-average price appreciation during a period of a generally rising stock market. No one can guarantee that this will continue or that the performance of technology stocks will replicate the performance exhibited in the past. The Portfolio is appropriate for aggressive investors or as an aggressive growth component of an investment portfolio. You should read the "Risk Factors" section before you invest.




PORTFOLIO
--------------------------------------------------------------------------------------------------------------
                                                                                CURRENT              COST OF
NUMBER                                                      MARKET VALUE        DIVIDEND             SECURITIES TO
OF SHARES       NAME OF ISSUER (1)                          PER SHARE (2)       YIELD (3)            PORTFOLIO (2)
----------      -----------------------------------       ---------------      -----------          ------------
                CAPITAL GOODS - ELECTRICAL EQUIPMENT
        425       Solectron Corporation                     $      10.250              0.00%        $    4,356.25
                CONSUMER STAPLES - ENTERTAINMENT
        131       AOL Time Warner, Inc.                            31.410              0.00              4,114.71
                TECHNOLOGY - COMMUNICATIONS
        492       JDS Uniphase Corporation                          8.490              0.00              4,177.08
        698       Lucent Technologies, Inc.                         6.140              0.00              4,285.72
        284       Motorola, Inc.                                   14.800              1.08              4,203.20
+       602       Nortel Networks Corporation                       7.070              0.00              4,256.14
        846       Sycamore Networks, Inc.                           5.230              0.00              4,424.58
        284       Tellabs, Inc.                                    15.010              0.00              4,262.84
                TECHNOLOGY - COMPUTERS (HARDWARE)
        423       Compaq Computer Corporation                       9.780              1.02              4,136.94
        151       Dell Computer Corporation                        27.950              0.00              4,220.45
        202       Hewlett-Packard Company                          20.900              1.53              4,221.80
         34       International Business Machines Corporation     122.400              0.46              4,161.60
        213       Juniper Networks, Inc.                           19.220              0.00              4,093.86
        348       Sun Microsystems, Inc.                           12.220              0.00              4,252.56
                TECHNOLOGY - COMPUTERS (NETWORKING)
        227       Cisco Systems, Inc.                              18.240              0.00              4,140.48
                TECHNOLOGY - COMPUTERS (PERIPHERALS)
        305       EMC Corporation                                  13.320              0.00              4,062.60
                TECHNOLOGY - COMPUTERS SOFTWARE/SERVICES
        124       Computer Associates International, Inc.          33.970              0.24              4,212.28
         63       eBay, Inc.                                       66.340              0.00              4,179.42
         72       Electronic Arts, Inc.                            59.050              0.00              4,251.60
         97       Intuit, Inc.                                     42.970              0.00              4,168.09
         62       Microsoft Corporation                            67.680              0.00              4,196.16
        295       Oracle Corporation                               14.090              0.00              4,156.55
        103       PeopleSoft, Inc.                                 40.870              0.00              4,209.61
         93       VERITAS Software Corporation                     45.560              0.00              4,237.08
        233       Yahoo!, Inc.                                     17.510              0.00              4,079.83
                TECHNOLOGY - ELECTRONICS - SEMICONDUCTORS
        104       Broadcom Corporation                             40.380              0.00              4,199.52
        128       Intel Corporation                                32.290              0.25              4,133.12
        136       Micron Technology, Inc.                          30.400              0.00              4,134.40
+       132       STMicroelectronics N.V.                          31.230              0.10              4,122.36
        149       Texas Instruments, Inc.                          28.050              0.30              4,179.45
        110       Xilinx, Inc.                                     38.410              0.00              4,225.10
                TECHNOLOGY - EQUIPMENT (SEMICONDUCTORS)
        104       Applied Materials, Inc.                          40.520              0.00              4,214.08
                TECHNOLOGY - SERVICES (COMPUTER SYSTEMS)
         62       Electronic Data Systems Corporation              68.370              0.88              4,238.94
                TECHNOLOGY - SERVICES (DATA PROCESSING)
         71       Automatic Data Processing, Inc.                  59.220              0.78              4,204.62
         54       First Data Corporation                           78.640              0.10              4,246.56
 ----------                                                                                          ------------
      7,857                                                                                          $ 146,959.58
 ==========                                                                                          ============

See "Notes to Portfolio".



NOTES TO PORTFOLIO

   (1) The Securities are initially represented by "regular way" contracts for the performance of which an irrevocable letter of credit has been deposited with the Trustee. Contracts to acquire Securities were entered into on December 26, 2001 and have a settlement date of December 31, 2001 (see "The Portfolio").

   (2) The market value of each Security is based on the most recent closing sale price as of the close of the New York Stock Exchange on the business day prior to the Initial Date of Deposit. Other information regarding the Securities, as of the Initial Date of Deposit, is as follows:

                                                        PROFIT
                     COST TO                           (LOSS) TO
                     SPONSOR                            SPONSOR
                 --------------                     --------------
                 $    147,040                        $    (80)



   (3) Current Dividend Yield for each Security is based on the estimated annual dividends per share and the Security's market value as of the most recent close of trading on the New York Stock Exchange on the business day prior to the Initial Date of Deposit. Estimated annual dividends per share are calculated by annualizing the most recently declared dividends or by adding the most recent interim and final dividends declared and reflect any foreign withholding taxes.




    THE SECURITIES. A brief description of each of the issuers of the Securities is listed below.

    AOL Time Warner, Inc. AOL Time Warner, Inc. is a global company delivering entertainment, news, and Internet brands across converging media platforms. The company conducts operations in cable systems, interactive services, publishing, music, cable networks, and filmed entertainment. AOL Time Warner's brands include Time Warner Cable, HBO, Turner, America Online, WB, CNN, New Line Cinema, and Time Inc.

    Applied Materials, Inc. Applied Materials, Inc. develops, manufactures, markets, and services semiconductor wafer fabrication equipment and related spare parts for the worldwide semiconductor industry. The company's customers include semiconductor wafer manufacturers and semiconductor integrated circuit manufacturers.

    Automatic Data Processing, Inc. Automatic Data Processing, Inc. provides computerized transaction processing, data communications, software, and information services. The company also provides payroll services and human resource information systems, as well as offers securities transaction processing and investor communications services.

    Broadcom Corporation. Broadcom Corporation provides integrated silicon solutions that enable broadband digital data transmission of voice, data, and video content to the home and within the business enterprise. The company designs, develops, and supplies integrated circuits for cable set-top boxes, cable modems, high-speed networking, direct satellite and digital broadcast, and digital subscriber line.

    Cisco Systems, Inc. Cisco Systems, Inc. supplies data networking products to the corporate enterprise and public wide area service provider markets. The company's products offer a variety of end-to-end networking hardware, software, and services. Cisco's clients include utilities, corporations, universities, governments, and small to medium-size businesses worldwide.

    Compaq Computer Corporation. Compaq Computer Corporation, an information technology company, develops and markets hardware, software, solutions, and services. The company's products and solutions include enterprise computing solutions, fault-tolerant business-critical solutions, networking and communication products, commercial desktop and portable products, and consumer personal computers.

    Computer Associates International, Inc. Computer Associates International, Inc. designs, develops, markets, licenses, and supports standardized computer software products. The company's products are used with mainframe computers and in client/server environments. Computer Associates offers various enterprise systems management, information management, and business applications solutions to a variety of organizations.

    Dell Computer Corporation. Dell Computer Corporation designs, develops, manufactures, markets, services, and supports a variety of computer systems. Computer systems include desktop computer systems, notebook computers, workstations, network servers, and storage products. The company sells its products and services to corporate, government, healthcare, and education customers, as well as individuals.

    eBay, Inc. eBay, Inc. is a person-to-person trading community on the Internet. The company's service is used by buyers and sellers for the exchange of personal items such as coins, collectibles, computers, memorabilia, stamps, and toys. eBay is a fully automated, topically arranged 24-hour service on which sellers can list items for sale and buyers can bid on the prices.

    Electronic Arts, Inc. Electronic Arts, Inc. creates, markets, and distributes interactive entertainment software for a variety of hardware platforms. The company markets its products under the Electronic Arts, EA SPORTS, Maxis, ORIGIN, Bullfrog Productions, Westwood Studios, and Jane's Combat Simulations brand names.

    Electronic Data Systems Corporation. Electronic Data Systems Corporation offers systems and technology services, business process management, management consulting, and electronic business. The company's services include the management of computers, networks, information systems, information processing facilities, business operations, and related personnel.

    EMC Corporation. EMC Corporation provides enterprise storage systems, software, networks, and services. The company's products store, retrieve, manage, protect, and share information from all major computing environments, including UNIX, Windows NT, and mainframe platforms. EMC operates offices around the world.

    First Data Corporation. First Data Corporation provides electronic commerce solutions. The company offers a variety of processing solutions, including credit, debit, check, and pre-paid payments, along with value-added information and Internet based services.

    Hewlett-Packard Company. Hewlett-Packard Company provides imaging and printing systems, computing systems, and information technology services for business and home. The company's products include laser and inkjet printers, scanners, copiers and faxes, personal computers, workstations, storage solutions, and other computing and printing systems. Hewlett-Packard sells its products worldwide.

    Intel Corporation. Intel Corporation designs, manufactures, and sells computer components and related products. The company's major products include microprocessors, chipsets, embedded processors and microcontrollers, flash memory products, graphics products, network and communications products, systems management software, conferencing products, and digital imaging products.

    International Business Machines Corporation (IBM). International Business Machines Corporation (IBM) provides customer solutions through the use of advanced information technology. The company's solutions include technologies, systems, products, services, software, and financing. IBM offers its products through its global sales and distribution organization, as well as through a variety of third party distributors and resellers.

    Intuit, Inc. Intuit, Inc. develops and markets software products and related services. The company provides software units that allow households and small businesses to automate financial tasks, including accounting and personal finances. Intuit also offers supplies, checks and invoices, and financial services. The company sells its products worldwide.

    JDS Uniphase Corporation. JDS Uniphase Corporation provides advanced fiberoptic components and modules. The company's products are sold to telecommunications and cable television system providers worldwide. Products include semiconductor lasers, high-speed external modulators, transmitters, amplifiers, couplers, multiplexers, and optical switches. JDS also designs, manufactures, and markets laser subsystems.

    Juniper Networks, Inc. Juniper Networks, Inc. provides Internet infrastructure solutions for Internet service providers and other telecommunications service providers. The company delivers next generation Internet backbone routers that are designed for service provider networks.

    Lucent Technologies, Inc. Lucent Technologies, Inc. designs, builds, and delivers a wide range of public and private networks, communications systems and software, and data networking systems. The company also designs, builds, and delivers business telephone systems and microelectronic components. Lucent conducts its research and development activities through Bell Laboratories.

    Micron Technology, Inc. Micron Technology, Inc., through its subsidiaries, manufactures and markets dynamic random access memory chips (DRAMs), very fast static random access memory chips (SRAMs), Flash Memory, other semiconductor components, and memory modules.

    Microsoft Corporation. Microsoft Corporation develops, manufactures, licenses, sells, and supports software products. The company offers operating system software, server application software, business and consumer applications software, software development tools, and Internet and intranet software. Microsoft also develops the MSN network of Internet products and services.

    Motorola, Inc. Motorola, Inc. provides integrated communications solutions and embedded electronic solutions. The company offers software-enhanced wireless telephones, two-way radios, messaging and satellite communications products and systems, as well as networking and Internet-access products. Customers include consumers, network operators, and commercial, government, and industrial customers.

    Nortel Networks Corporation. Nortel Networks Corporation is a global Internet and communications provider with capabilities spanning Optical Internet, Wireless Internet, local Internet, electronic business and Personal Internet. The company serves carriers, service providers, dot-coms, small and medium sized businesses, and large corporations around the world.

    Oracle Corporation. Oracle Corporation supplies software for enterprise information management. The company offers databases and relational servers, application development and decision support tools, and enterprise business applications. Oracle's software runs on network computers, personal digital assistants, set-top devices, PCs, workstations, minicomputers, mainframes, and massively parallel computers.

    PeopleSoft, Inc. PeopleSoft, Inc. designs, develops, markets, and supports enterprise application software products. The company's products are used throughout large and medium sized organizations and higher education institutions, as well as government agencies.

    Solectron Corporation. Solectron Corporation provides integrated solutions that span the entire product life cycle. The company provides pre-production planning and design, manufacturing, distribution, and end-of-life product service and support to electronics original equipment manufacturers around the world.

    STMicroelectronics N.V. STMicroelectronics N.V. designs, develops, manufactures, and markets semiconductor integrated circuits and discrete devices. The company's products are used in the telecommunications, consumer, automotive, computer, and industrial sectors. Customers are located in North America, Europe, Asia/Pacific, and Japan.

    Sun Microsystems, Inc. Sun Microsystems, Inc. provides products, services, and support solutions for building and maintaining network computing environments. The company sells scalable computer systems, high-speed microprocessors, and a complete line of high-performance software for operating network computing equipment and storage products. Sun also provides support, education, and professional services.

    Sycamore Networks, Inc. Sycamore Networks, Inc. develops and markets software-based optical networking products. The company's customers include local exchange carriers, incumbent local exchange carriers, long distance carriers, Internet service providers, cable operators, international telephone companies, and wholesale carriers.

    Tellabs, Inc. Tellabs, Inc. designs, manufactures, markets, and services voice, data, and video transport and network access systems. The company's products are used worldwide by public telephone companies, long-distance carriers, alternate service providers, cellular service providers, cable operators, government agencies, utilities, and business end-users.

    Texas Instruments, Inc. Texas Instruments, Inc. is a global semiconductor company that designs and supplies digital signal processing and analog technologies. The company also operates materials and controls, and educational and productivity solutions businesses. Texas Instruments has manufacturing or sales operations in countries around the world.

    VERITAS Software Corporation. VERITAS Software Corporation designs, develops, and markets enterprise storage management products that manage both on-line and off-line data for business-critical computing systems. The company's products are marketed to original equipment manufacturers and end-user customers through resellers, value added resellers, hardware distributors, and systems integrators.

    Xilinx, Inc. Xilinx, Inc. designs, develops, and markets complete programmable logic solutions. The company's solutions include advanced integrated circuits, software design tools, predefined system functions delivered as cores of logic, and field engineering support. Xilinx sells its products through several channels of distribution to customers in the United States and overseas.

    Yahoo! Inc. Yahoo! Inc., a global Internet media company, offers an online guide to Web navigation, aggregated information content, communication services, and commerce. The company's site includes a hierarchical, subject-based directory of Web sites, which enables users to locate and access desired information and services through hypertext links included in the directory.



               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

    To the Board of Directors of Van Kampen Funds Inc. and the Unitholders of Van Kampen Focus Portfolios, Series 319:

    We have audited the accompanying statement of condition and the related portfolio of Van Kampen Focus Portfolios, Series 319 as of December 27, 2001. The statement of condition and portfolio are the responsibility of the Sponsor. Our responsibility is to express an opinion on such financial statements based on our audit.


    We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of an irrevocable letter of credit deposited to purchase securities by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.


    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Van Kampen Focus Portfolios, Series 319 as of December 27, 2001, in conformity with accounting principles generally accepted in the United States of America.

                                                              GRANT THORNTON LLP
   Chicago, Illinois
   December 27, 2001




                             STATEMENT OF CONDITION

                             AS OF DECEMBER 27, 2001

INVESTMENT IN SECURITIES
Contracts to purchase Securities (1)                           $   146,960
                                                               -----------
     Total                                                     $   146,960
                                                               ===========
LIABILITIES AND INTEREST OF UNITHOLDERS
Liabilities--
     Organization costs (2)                                    $        77
     Deferred sales charge liability (3)                             2,004
     Creation and development fee liability (4)                        891
Interest of Unitholders--
     Cost to investors (5)                                         148,450
     Less: Gross underwriting commission, creation and
        development fee and organization costs (2)(4)(5)(6)          4,462
                                                               -----------
         Net interest to Unitholders (5)                           143,988
                                                               -----------
         Total                                                 $   146,960
                                                               ===========


--------------------------------------------------------------------------------

(1) The value of the Securities is determined by the Trustee on the bases set forth under "Public Offering--Offering Price". The contracts to purchase Securities are collateralized by separate irrevocable letters of credit which have been deposited with the Trustee.

(2) A portion of the Public Offering Price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing the Portfolio. The amount of these costs are set forth in the "Fee Table." A distribution will be made as of the close of the initial offering period to an account maintained by the Trustee from which this obligation of the investors will be satisfied.

(3) Represents the amount of mandatory distributions from the Portfolio on the bases set forth under "Public Offering".

(4) The creation and development fee is payable by the Portfolio on behalf of Unitholders out of the assets of the Portfolio as of the close of the initial offering period. If Units are redeemed prior to the close of the initial public offering period, the fee will not be deducted from the proceeds.

(5) The aggregate public offering price and the aggregate sales charge are computed on the bases set forth under "Public Offering-- Offering Price".

(6)  Assumes the maximum sales charge.





THE PORTFOLIO
--------------------------------------------------------------------------------

   The Portfolio was created under the laws of the State of New York pursuant to a Trust Indenture and Trust Agreement (the "Trust Agreement"), dated the date of this prospectus (the "Initial Date of Deposit"), among Van Kampen Funds Inc., as Sponsor, Van Kampen Investment Advisory Corp., as Supervisor, and The Bank of New York, as Trustee.

   The Portfolio offers investors the opportunity to purchase Units representing proportionate interests in a portfolio of actively traded equity securities. The Portfolio may be an appropriate medium for investors who desire to participate in a portfolio of stocks with greater diversification than they might be able to acquire individually.

   On the Initial Date of Deposit, the Sponsor deposited delivery statements relating to contracts for the purchase of the Securities and an irrevocable letter of credit in the amount required for these purchases with the Trustee. In exchange for these contracts the Trustee delivered to the Sponsor documentation evidencing the ownership of Units of the Portfolio. Unless otherwise terminated as provided in the Trust Agreement, the Portfolio will terminate on the Mandatory Termination Date and any remaining Securities will be liquidated or distributed by the Trustee within a reasonable time. As used in this prospectus the term "Securities" means the securities (including contracts to purchase these securities) listed in the "Portfolio" and any additional securities deposited into the Portfolio.

   Additional Units of the Portfolio may be issued at any time by depositing in the Portfolio (i) additional Securities, (ii) contracts to purchase Securities together with cash or irrevocable letters of credit or (iii) cash (or a letter of credit or the equivalent) with instructions to purchase additional Securities. As additional Units are issued by the Portfolio, the aggregate value of the Securities will be increased and the fractional undivided interest represented by each Unit will be decreased. The Sponsor may continue to make additional deposits into the Portfolio following the Initial Date of Deposit provided that the additional deposits will be in amounts which will maintain, as nearly as practicable, the same percentage relationship among the number of shares of each Security in the Portfolio that existed immediately prior to the subsequent deposit. Investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the Securities between the time of the deposit and the purchase of the Securities and because the Portfolio will pay the associated brokerage or acquisition fees.

   Each Unit of the Portfolio initially offered represents an undivided interest in the Portfolio. To the extent that any Units are redeemed by the Trustee or additional Units are issued as a result of additional Securities being deposited by the Sponsor, the fractional undivided interest in the Portfolio represented by each unredeemed Unit will increase or decrease accordingly, although the actual interest in the Portfolio will remain unchanged. Units will remain outstanding until redeemed upon tender to the Trustee by Unitholders, which may include the Sponsor, or until the termination of the Trust Agreement.

   The Portfolio consists of (a) the Securities (including contracts for the purchase thereof) as may continue to be held from time to time in the Portfolio,
(b) any additional Securities acquired and held by the Portfolio pursuant to the provisions of the Trust Agreement and (c) any cash held in the related Income and Capital Accounts. Neither the Sponsor nor the Trustee shall be liable in any way for any failure in any of the Securities.

OBJECTIVES AND SECURITIES SELECTION
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   The Portfolio seeks to capital appreciation by investing in a portfolio of common stocks included in the Morgan Stanley Technology IndexSM prior to the Portfolio's formation. We cannot guarantee that the Portfolio will achieve its objective. We describe the objective and selection criteria for the Portfolio on page 4.

   You should note that we applied the selection criteria to the Securities for inclusion in the Portfolio prior to the Initial Date of Deposit. After the initial selection, the Securities may no longer meet the selection criteria. Should a Security no longer meet the selection criteria, we will generally not remove the Security from the Portfolio.

RISK FACTORS
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   PRICE VOLATILITY. The Portfolio invests in stocks. The value of Units will fluctuate with the value of these stocks and may be more or less than the price you originally paid for your Units. The market value of stocks sometimes moves up or down rapidly and unpredictably. Because the Portfolio is unmanaged, the Trustee will not sell stocks in response to market fluctuations as is common in managed investments. As with any investment, we cannot guarantee that the performance of the Portfolio will be positive over any period of time.

   DIVIDENDS. Common stocks represent ownership interests in the issuers and are not obligations of the issuers. Accordingly, common stockholders have a right to receive dividends only after the company has provided for payment of its creditors, bondholders and preferred stockholders. Common stocks do not assure dividend payments. Dividends are paid only when declared by an issuer's board of directors and the amount of any dividend may vary over time.

   INDEX CORRELATION. The Portfolio invests in stocks from the Morgan Stanley Technology IndexSM selected prior to the date of the Portfolio's formation. The stocks in the Portfolio will not change if the index components, or their weightings within the index, change. The performance of the Portfolio may not correspond with the index for this reason and because the Portfolio incurs a sales charge and expenses.

   TECHNOLOGY ISSUERS. The Portfolio invests in technology companies. Any negative impact on the technology industry will have a greater impact on the value of Units than on a portfolio diversified over several industries. You should understand the risks of the technology industry before you invest. Technology companies include companies that are involved in computer and business services, enterprise software/technical software, Internet and computer software, Internet-related services, networking and telecommunications equipment, telecommunications services, electronics products, server hardware, computer hardware and peripherals, semiconductor capital equipment and semiconductors. These companies face risks related to rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. An unexpected change in technology can have a significant negative impact on a company. The failure of a company to introduce new products or technologies or keep pace with rapidly changing technology, can have a negative impact on the company's results. Technology stocks tend to experience substantial price volatility and speculative trading. Announcements about new products, technologies, operating results or marketing alliances can cause stock prices to fluctuate dramatically. At times, however, extreme price and volume fluctuations are unrelated to the operating performance of a company. This can impact your ability to redeem your Units at a price equal to or greater than what you paid.

   The market for certain products may have only recently begun to develop, is rapidly evolving or is characterized by increasing suppliers. Key components of some technology products are available only from limited sources. This can impact the cost of and ability to acquire these components. Some technology companies serve highly concentrated customer bases with a limited number of large customers. Any failure to meet the standard of these customers can result in a significant loss or reduction in sales. Many products and technologies are incorporated into other products. As a result, some companies are highly dependent on the performance of other technology companies. We cannot guarantee that these customers will continue to place additional orders or will place orders in similar quantities as in the past.

   NO FDIC GUARANTEE. An investment in your Portfolio is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

PUBLIC OFFERING
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   GENERAL. Units are offered at the Public Offering Price which includes the underlying value of the Securities, the initial sales charge, and cash, if any, in the Income and Capital Accounts. The "Fee Table" describes the sales charge in detail. If any deferred sales charge payment date is not a business day, we will charge the payment on the next business day. If you purchase Units after the initial deferred sales charge payment, you will only pay that portion of the payments not yet collected. A portion of the Public Offering Price includes an amount to pay for all or a portion of the costs incurred in establishing your Portfolio, including the cost of preparing documents relating to the Portfolio (such as the prospectus, trust agreement and closing documents), federal and state registration fees, the initial fees and expenses of the Trustee and legal and audit expenses. The initial offering period sales charge is reduced as follows:

       TRANSACTION
         AMOUNT*                            SALES CHARGE
     --------------                        --------------
Less than $25,000                               2.95%
$25,000 - $49,999                               2.75
$50,000 - $99,999                               2.50
$100,000 - $249,999                             2.25
$250,000 - $499,999                             2.00
$500,000 - $999,999                             1.50
$1,000,000 or more                              1.00

---------------
*The breakpoint sales charges are also applied on a Unit basis utilizing a breakpoint equivalent in the above table of $10 per Unit and will be applied on whichever basis is more favorable to the investor.

   Any sales charge reduction is the responsibility of the selling broker, dealer or agent. An investor may aggregate purchases of Units of the Portfolio for purposes of qualifying for volume purchase discounts listed above. The reduced sales charge structure will also apply on all purchases by the same person from any one dealer of units of Van Kampen-sponsored unit investment trusts which are being offered in the initial offering period (a) on any one day (the "Initial Purchase Date") or (b) on any day subsequent to the Initial Purchase Date if the units purchased are of a unit investment trust purchased on the Initial Purchase Date. In the event units of more than one trust are purchased on the Initial Purchase Date, the aggregate dollar amount of such purchases will be used to determine whether purchasers are eligible for a reduced sales charge. Such aggregate dollar amount will be divided by the public offering price per unit of each respective trust purchased to determine the total number of units which such amount could have purchased of each individual trust. Purchasers must then consult the applicable trust's prospectus to determine whether the total number of units which could have been purchased of a specific trust would have qualified for a reduced sales charge and the amount of such reduction. To determine the applicable sales charge reduction it is necessary to accumulate all purchases made on the Initial Purchase Date and all purchases made in accordance with (b) above. Units purchased in the name of the spouse of a purchaser or in the name of a child of such purchaser ("immediate family members") will be deemed to be additional purchases by the purchaser for the purposes of calculating the applicable sales charge. The reduced sales charges will also be applicable to a trustee or other fiduciary purchasing securities for one or more trust estate or fiduciary accounts. If you purchase Units on more than one day to achieve the discounts described in this paragraph, the discount allowed on any single day will apply only to Units purchased on that day (a retroactive discount is not given on all prior purchases).


   The transactional sales charge is waived for purchases by investors who purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for brokerage services, financial planning, investment advisory or asset management services, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed ("Fee Accounts"). Purchases by these accounts are subject to the creation and development fee that is retained by the Sponsor. Please refer to the section called "Fee Accounts" for additional information on these purchases. The Sponsor reserves the right to limit or deny purchases of Units described in this paragraph by investors or selling firms whose frequent trading activity is determined to be detrimental to a Portfolio.


   During the initial offering period of the Portfolio offered in this prospectus, unitholders of any Van Kampen-sponsored unit investment trust and unitholders of unaffiliated unit investment trusts may utilize their redemption or termination proceeds from such a trust to purchase Units of the Portfolio offered in this prospectus at the Public Offering Price per Unit less 1%.

   Employees, officers and directors (including their spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law, daughters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons) of Van Kampen Funds Inc. and its affiliates, dealers and their affiliates and vendors providing services to the Sponsor may purchase Units at the Public Offering Price less the applicable dealer concession.

   Your Portfolio will charge the deferred sales charge per Unit regardless of any discounts. However, if you are eligible to receive a discount such that the sales charge you must pay is less than the applicable deferred sales charge, you will be credited the difference between your sales charge and the deferred sales charge at the time you buy your Units. If you elect to have distributions reinvested into additional Units of your Portfolio, in addition to the reinvestment Units you receive you will also be credited additional Units with a dollar value sufficient to cover the amount of any remaining deferred sales charge to be collected on such Units at the time of reinvestment. The dollar value of these Units will fluctuate over time.

   The minimum purchase is 100 Units (25 Units for retirement accounts) but may vary by selling firm. However, in connection with fully disclosed transactions with the Sponsor, the minimum purchase requirement will be that number of Units set forth in the contract between the Sponsor and the related broker or agent.

   OFFERING PRICE. The Public Offering Price of Units will vary from the amounts stated under "Summary of Essential Financial Information" in accordance with fluctuations in the prices of the underlying Securities in the Portfolio. The initial price of the Securities was determined by the Trustee. The Trustee will generally determine the value of the Securities as of the Evaluation Time on each business day and will adjust the Public Offering Price of Units accordingly. This Public Offering Price will be effective for all orders received prior to the Evaluation Time on each business day. The Evaluation Time is the close of the New York Stock Exchange on each Portfolio business day. Orders received by the Trustee or Sponsor for purchases, sales or redemptions after that time, or on a day which is not a business day, will be held until the next determination of price. The term "business day", as used herein and under "Rights of Unitholders--Redemption of Units", excludes Saturdays, Sundays and holidays observed by the New York Stock Exchange. The term "business day" also excludes any day on which more than 33% of the Securities are not traded on their principal trading exchange due to a customary business holiday on that exchange.

   The aggregate underlying value of the Securities during the initial offering period is determined on each business day by the Trustee in the following manner: If the Securities are listed on a national or foreign securities exchange or the Nasdaq Stock Market, Inc., this evaluation is generally based on the closing sale prices on that exchange or market unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange or market, at the closing asked prices. If the Securities are not listed on a national or foreign securities exchange or the Nasdaq Stock Market, Inc. or, if so listed and the principal market therefor is other than on the exchange or market, the evaluation shall generally be based on the current asked price on the over-the-counter market (unless it is determined that these prices are inappropriate as a basis for evaluation). If current asked prices are unavailable, the evaluation is generally determined (a) on the basis of current asked prices for comparable securities, (b) by appraising the value of the Securities on the asked side of the market or (c) by any combination of the above. The value of any foreign securities is based on the applicable currency exchange rate as of the Evaluation Time. The value of the Securities for purposes of secondary market transactions and redemptions is described under "Rights of Unitholders--Redemption of Units".

   In offering the Units to the public, neither the Sponsor nor any broker-dealers are recommending any of the individual Securities but rather the entire pool of Securities in the Portfolio, taken as a whole, which are represented by the Units.

   UNIT DISTRIBUTION. Units will be distributed to the public by the Sponsor, broker-dealers and others at the Public Offering Price. Units repurchased in the secondary market, if any, may be offered by this prospectus at the secondary market Public Offering Price in the manner described above.

   The Sponsor intends to qualify Units for sale in a number of states. Brokers, dealers and others will be allowed a regular concession or agency commission in connection with the distribution of Units during the initial offering period as described in the following table:

       TRANSACTION
         AMOUNT*                             CONCESSION
     --------------                         ------------
Less than $25,000                              2.25%
$25,000 - $49,999                              2.10
$50,000 - $99,999                              1.85
$100,000 - $249,999                            1.60
$250,000 - $499,999                            1.40
$500,000 - $999,999                            1.00
$1,000,000 or more                             0.65

---------------
 *The breakpoint concessions or agency commissions are also applied on a Unit basis using a breakpoint equivalent of $10 per Unit and are applied on whichever basis is more favorable to the distributor.

   In addition to the regular concession or agency commission set forth in the table above, all broker-dealers and other selling firms will be eligible to receive additional compensation based on total initial offering period sales of all Van Kampen unit investment trusts during a Quarterly Period as set forth in the following table:

INITIAL OFFERING PERIOD                        VOLUME
SALES DURING QUARTERLY PERIOD                CONCESSION
-------------------------------              ----------
$2 million but less than $5 million            0.025%
$5 million but less than $10 million           0.050
$10 million but less than $50 million          0.075
$50 million or more                            0.100

   "Quarterly Period" means the following periods: December - February; March - May; June - August; and September - November. Broker-dealers and other selling firms will not receive these additional volume concessions on the sale of (1) Units which are not subject to the transactional sales charge or (2) units of Van Kampen unit investment trusts initially offered prior to December 17, 2001, however, such sales will be included in determining whether a firm has met the sales level breakpoints set forth in the table above. Secondary market sales of all unit investment trusts are excluded for purposes of these volume concessions. The Sponsor will pay these amounts out of its own assets within a reasonable time following each calendar quarter.

     In addition to the regular concession and additional volume concessions set forth in the tables above, Preferred Distributors will receive a reallowance of 0.10% of the Public Offering Price per Unit of all Units sold during a Quarterly Period. This additional compensation will be paid to Preferred Distributors as an additional broker-dealer concession at the time Units are purchased. The "Preferred Distributors" include (1) the following firms and their affiliates:
A.G. Edwards & Sons, Inc., Edward D. Jones & Co., L.P., First Union Securities, Inc., Morgan Stanley DW Inc., Prudential Securities Inc., Salomon Smith Barney Inc. and UBS PaineWebber Inc. and (2) any selling firm that has achieved aggregate sales of Van Kampen unit investment trusts of either $30 million in the three-month period preceding the related Quarterly Period or $100 million in the twelve-month period preceding the related Quarterly Period. Preferred Distributors will not receive this additional compensation on the sale of Units which are not subject to the transactional sales charge, however, such sales will be included in determining whether a firm has met the sales levels described in the preceding sentence for purposes of qualifying as a Preferred Distributor. Secondary market sales of Units are excluded for purposes of this Preferred Distributor compensation.

   Any discount provided to investors will be borne by the selling dealer or agent as indicated under "General" above. For transactions involving unitholders of other unit investment trusts who use their redemption or termination proceeds to purchase Units of the Portfolio, the regular concession or agency commission will amount to 1.20% per Unit. For all secondary market transactions the total concession or agency commission will amount to 70% of the sales charge. Notwithstanding anything to the contrary herein, in no case shall the total of any concessions, agency commissions and any additional compensation allowed or paid to any broker, dealer or other distributor of Units with respect to any individual transaction exceed the total sales charge applicable to such transaction. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units and to change the amount of the concession or agency commission to dealers and others from time to time.

   Broker-dealers, banks and/or others may be eligible to participate in a program in which such firms receive from the Sponsor a nominal award for each of their representatives who have sold a minimum number of units of unit investment trusts created by the Sponsor during a specified time period. In addition, at various times the Sponsor may implement other programs under which the sales forces of brokers, dealers, banks and/or others may be eligible to win other nominal awards for certain sales efforts, or under which the Sponsor will reallow to such brokers, dealers, banks and/or others that sponsor sales contests or recognition programs conforming to criteria established by the Sponsor, or participate in sales programs sponsored by the Sponsor, an amount not exceeding the total applicable sales charges on the sales generated by such persons at the public offering price during such programs. Also, the Sponsor in its discretion may from time to time pursuant to objective criteria established by the Sponsor pay fees to qualifying entities for certain services or activities which are primarily intended to result in sales of Units of the Portfolio. Such payments are made by the Sponsor out of its own assets, and not out of the assets of the Portfolio. These programs will not change the price Unitholders pay for their Units or the amount that the Portfolio will receive from the Units sold.

   SPONSOR COMPENSATION. The Sponsor will receive a gross sales commission equal to the total sales charge applicable to each transaction. Any sales charge discount provided to investors will be borne by the selling dealer or agent. In addition, the Sponsor will realize a profit or loss as a result of the difference between the price paid for the Securities by the Sponsor and the cost of the Securities to the Portfolio on the Initial Date of Deposit as well as on subsequent deposits. See "Notes to Portfolio". The Sponsor has not participated as sole underwriter or as manager or as a member of the underwriting syndicates or as an agent in a private placement for any of the Securities. The Sponsor may realize profit or loss as a result of the possible fluctuations in the market value of the Securities, since all proceeds received from purchasers of Units are retained by the Sponsor. In maintaining a secondary market, the Sponsor will realize profits or losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold (which price includes the applicable sales charge) or from a redemption of repurchased Units at a price above or below the purchase price. Cash, if any, made available to the Sponsor prior to the date of settlement for the purchase of Units may be used in the Sponsor's business and may be deemed to be a benefit to the Sponsor, subject to the limitations of the Securities Exchange Act of 1934.

   The Sponsor or an affiliate may have participated in a public offering of one or more of the Securities. The Sponsor, an affiliate or their employees may have a long or short position in these Securities or related securities. An affiliate may act as a specialist or market maker for these Securities. An officer, director or employee of the Sponsor or an affiliate may be an officer or director for issuers of the Securities.

   Purchases and sales of Securities by your Portfolio may impact the value of the Securities. This may especially be the case during the initial offering of Units, upon Portfolio termination and in the course of satisfying large Unit redemptions. Any publication of a list of Securities, or a list of anticipated Securities, to be included in the Portfolio may also cause increased buying activity in certain Securities. Once this information becomes public, investors may purchase individual Securities appearing in such a publication and may do so during or prior to the initial offering of Units. It is possible that these investors could include investment advisory and brokerage firms of the Sponsor or its affiliates or firms that are distributing Units. This activity may cause your Portfolio to purchase stocks at a higher price than those buyers who effect purchases prior to purchases by your Portfolio.

   MARKET FOR UNITS. Although it is not obligated to do so, the Sponsor currently intends to maintain a market for Units and to purchase Units at the secondary market repurchase price (which is described under "Right of Unitholders--Redemption of Units"). The Sponsor may discontinue purchases of Units or discontinue purchases at this price at any time. In the event that a secondary market is not maintained, a Unitholder will be able to dispose of Units by tendering them to the Trustee for redemption at the Redemption Price. See "Rights of Unitholders--Redemption of Units". Unitholders should contact their broker to determine the best price for Units in the secondary market. Units sold prior to the time the entire deferred sales charge has been collected will be assessed the amount of any remaining deferred sales charge at the time of sale. The Trustee will notify the Sponsor of any tendered Units for redemption. If the Sponsor's bid in the secondary market equals or exceeds the Redemption Price per Unit, it may purchase the Units not later than the day on which Units would have been redeemed by the Trustee. The Sponsor may sell repurchased Units at the secondary market Public Offering Price per Unit.

RETIREMENT ACCOUNTS
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   Units are available for purchase in connection with certain types of tax-sheltered retirement plans, including Individual Retirement Accounts for individuals, Simplified Employee Pension Plans for employees, qualified plans for self-employed individuals, and qualified corporate pension and profit sharing plans for employees. The minimum purchase for these accounts is reduced to 25 Units but may vary by selling firm. The purchase of Units may be limited by the plans' provisions and does not itself establish such plans.


FEE ACCOUNTS
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   Units may be available for purchase by investors who purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for brokerage services, financial planning, investment advisory or asset management service, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed. You should consult your financial professional to determine whether you can benefit from these accounts. These purchases are not subject to the transactional sales charge but will be subject to the creation and development fee that is retained by the Sponsor, Van Kampen Funds Inc. For example, this table illustrates the sales charge you will pay as a percentage of the initial Public Offering Price per Unit.

   Initial sales charge                        0.00%
   Deferred sales charge                       0.00
                                            ------
         Transactional sales charge            0.00%
                                            ======
   Creation and development fee                0.60%
                                            ------
         Total                                 0.60%
                                            ======



   You should consult the "Public Offering--General" section for specific information on this and other sales charge discounts. That section governs the calculation of all sales charge discounts. The Sponsor reserves the right to limit or deny purchases of Units in Fee Accounts by investors or selling firms whose frequent trading activity is determined to be detrimental to the Portfolio.

RIGHTS OF UNITHOLDERS
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   DISTRIBUTIONS. Dividends and any net proceeds from the sale of Securities received by the Portfolio will generally be distributed to Unitholders on each Distribution Date to Unitholders of record on the preceding Record Date. These dates are listed under "Summary of Essential Financial Information". A person becomes a Unitholder of record on the date of settlement (generally three business days after Units are ordered). Unitholders may elect to receive distributions in cash or to have distributions reinvested into additional Units. Distributions may also be reinvested into Van Kampen mutual funds. See "Rights of Unitholders--Reinvestment Option".

   Dividends received by the Portfolio are credited to the Income Account of the Portfolio. Other receipts (e.g., capital gains, proceeds from the sale of Securities, etc.) are credited to the Capital Account. Proceeds received on the sale of any Securities, to the extent not used to meet redemptions of Units or pay deferred sales charges, fees or expenses, will be distributed to Unitholders. Proceeds received from the disposition of any Securities after a Record Date and prior to the following Distribution Date will be held in the Capital Account and not distributed until the next Distribution Date. Any distribution to Unitholders consists of each Unitholder's pro rata share of the available cash in the Income and Capital Accounts as of the related Record Date.

   REINVESTMENT OPTION. Unitholders may have distributions automatically reinvested in additional Units under the Automatic Reinvestment Option without a sales charge (to the extent Units may be lawfully offered for sale in the state in which the Unitholder resides) through two options, if available. Brokers and dealers can use the Dividend Reinvestment Service through Depository Trust Company or purchase the Automatic Reinvestment Option CUSIP, if available. To participate in this reinvestment option, a Unitholder must file with the Trustee a written notice of election, together with any certificate representing Units and other documentation that the Trustee may then require, at least five days prior to the related Record Date. A Unitholder's election will apply to all Units owned by the Unitholder and will remain in effect until changed by the Unitholder. If Units are unavailable for reinvestment, distributions will be paid in cash. Purchases of additional Units made pursuant to the reinvestment plan will be made at the net asset value for Units as of the Evaluation Time on the Distribution Date.

   In addition, under the Guaranteed Reinvestment Option Unitholders may elect to have distributions automatically reinvested in certain Van Kampen mutual funds (the "Reinvestment Funds"). Each Reinvestment Fund has investment objectives which differ from those of the Portfolio. The prospectus relating to each Reinvestment Fund describes its investment policies and how to begin reinvestment. A Unitholder may obtain a prospectus for the Reinvestment Funds from the Sponsor. Purchases of shares of a Reinvestment Fund will be made at a net asset value computed on the Distribution Date. Unitholders with an existing Guaranteed Reinvestment Option account (whereby a sales charge is imposed on distribution reinvestments) may transfer their existing account into a new account which allows purchases of Reinvestment Fund shares at net asset value.

   A participant may elect to terminate his or her reinvestment plan and receive future distributions in cash by notifying the Trustee in writing no later than five days before a Distribution Date. The Sponsor, each Reinvestment Fund, and its investment adviser shall have the right to suspend or terminate these reinvestment plans at any time.

   REDEMPTION OF UNITS. A Unitholder may redeem all or a portion of his Units by tender to the Trustee at its Unit Investment Trust Division, 101 Barclay Street, 20th Floor, New York, New York 10286. Certificates must be tendered to the Trustee, duly endorsed or accompanied by proper instruments of transfer with signature guaranteed (or by providing satisfactory indemnity in connection with lost, stolen or destroyed certificates) and by payment of applicable governmental charges, if any. On the seventh day following the tender, the Unitholder will be entitled to receive in cash an amount for each Unit equal to the Redemption Price per Unit next computed on the date of tender. The "date of tender" is deemed to be the date on which Units are received by the Trustee, except that with respect to Units received by the Trustee after the Evaluation Time or on a day which is not a Portfolio business day, the date of tender is deemed to be the next business day.

   Unitholders tendering 1,000 or more Units of the Portfolio (or such higher amount as may be required by your broker-dealer or selling agent) for redemption may request an in kind distribution of Securities equal to the Redemption Price per Unit on the date of tender. Unitholders may not request an in kind distribution during the five business days prior to the Portfolio's termination. The Portfolio generally will not offer in kind distributions of portfolio securities that are held in foreign markets. An in kind distribution will be made by the Trustee through the distribution of each of the Securities in book-entry form to the account of the Unitholder's broker-dealer at Depository Trust Company. Amounts representing fractional shares will be distributed in cash. The Trustee may adjust the number of shares of any Security included in a Unitholder's in kind distribution to facilitate the distribution of whole shares.

   The Trustee may sell Securities to satisfy Unit redemptions. To the extent that Securities are redeemed in kind or sold, the size of the Portfolio will be, and the diversity of the Portfolio may be, reduced. Sales may be required at a time when Securities would not otherwise be sold and may result in lower prices than might otherwise be realized. The price received upon redemption may be more or less than the amount paid by the Unitholder depending on the value of the Securities at the time of redemption. Special federal income tax consequences will result if a Unitholder requests an in kind distribution. See "Taxation".

   The Redemption Price per Unit and the secondary market repurchase price per Unit are equal to the pro rata share of each Unit in the Portfolio determined on the basis of (i) the cash on hand in the Portfolio, (ii) the value of the Securities in the Portfolio and (iii) dividends receivable on the Securities in the Portfolio trading ex-dividend as of the date of computation, less (a) amounts representing taxes or other governmental charges payable out of the Portfolio, (b) the accrued expenses of the Portfolio and (c) any unpaid deferred sales charge payments. During the initial offering period, the redemption price and the secondary market repurchase price will also include estimated organization costs. For these purposes, the Trustee may determine the value of the Securities in the following manner: If the Securities are listed on a national or foreign securities exchange or the Nasdaq Stock Market, Inc., this evaluation is generally based on the closing sale prices on that exchange or market (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange or market, at the closing bid prices. If the Securities are not so listed or, if so listed and the principal market therefor is other than on the exchange or market, the evaluation may be based on the current bid price on the over-the-counter market. If current bid prices are unavailable or inappropriate, the evaluation may be determined (a) on the basis of current bid prices for comparable securities, (b) by appraising the Securities on the bid side of the market or (c) by any combination of the above. The value of any foreign securities is based on the applicable currency exchange rate as of the Evaluation Time.

   The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or any period during which the SEC determines that trading on that Exchange is restricted or an emergency exists, as a result of which disposal or evaluation of the Securities is not reasonably practicable, or for other periods as the SEC may permit.

   EXCHANGE OPTION. When you redeem Units of the Portfolio or when the Portfolio terminates, you may be able to exchange your Units for units of other Van Kampen unit trusts at a reduced sales charge. You should contact your financial professional for more information about trusts currently available for exchanges. Before you exchange Units, you should read the prospectus of the new trust carefully and understand the risks and fees. You should then discuss this option with your financial professional to determine whether your investment goals have changed, whether current trusts suit you and to discuss tax consequences. You should also contact your financial professional to determine if you may benefit from a tax-advantaged exchange discussed in the next section. We may discontinue this option at any time.

   IN-KIND EXCHANGES. You may be able to benefit from certain tax advantages by purchasing Units of the Portfolio through an exchange of securities and cash for Units of the Portfolio rather than purchasing Units in a full cash transaction. In addition, you may be able to benefit from these tax advantages by purchasing units of a subsequent Van Kampen trust using redemption proceeds from the current Portfolio. Please contact your financial professional to determine whether you are eligible to purchase Units in this manner.

   Current Van Kampen Focus Portfolios Investors. If you are a unitholder of an existing Van Kampen Focus Portfolios trust, you may be able to purchase Units of the Portfolio pursuant to the "exchange option" described in the preceding section by electing an in-kind distribution of portfolio securities from your existing Van Kampen trust and electing an in-kind deposit of Securities and, if necessary, cash with the Trustee of the current Portfolio as described in this paragraph. You or your financial professional must elect to have The Bank of New York act as agent (the "Distribution Agent") on your behalf in connection with the purchase of Units of the current Portfolio. In addition, you must elect to receive an in-kind redemption of portfolio securities (and any cash representing fractional shares of securities) from your existing Van Kampen trust.

     The Distribution Agent will receive the portfolio securities on your behalf in connection with the in-kind redemption distribution from your existing trust pursuant to your instruction. It is anticipated that some or all of these securities received from your existing Van Kampen trust will also be included in the current Portfolio (the "Duplicate Securities"). The Distribution Agent will sell the securities that are not Duplicate Securities on your behalf and will use the cash proceeds of each sale along with the Duplicate Securities to the required number of Units of the current Portfolio. If additional cash is necessary to purchase the number of Units you request, you will pay that cash to the Distribution Agent. The Distribution Agent will assemble and deposit the package of securities and cash needed to create and purchase the required number of Units of the Portfolio on your behalf. This will be accomplished through an in-kind deposit of the Duplicate Securities and any cash into the Portfolio in exchange for Units of the Portfolio. You will receive any excess cash not used to purchase Units of the Portfolio. If you acquire Units of the Portfolio offered in this prospectus pursuant to an in-kind deposit from a Van Kampen-sponsored unit investment trust, you will be eligible for a reduced sales charge. See "Public Offering--General".

   The Sponsor also currently intends to offer this in-kind redemption and in-kind deposit option in connection with redemptions of Units of the Portfolio and purchases of units in subsequent Van Kampen unit trusts. The Sponsor reserves the right to discontinue this option at any time.

   Other Investors. If you are not a unitholder of an existing Van Kampen Focus Portfolios trust, you may be able to purchase Units of the Portfolio by electing an in-kind deposit of Securities with the Distribution Agent. These investors must previously own and transfer shares of all Securities necessary to create the required number of Units of the Portfolio to the Distribution Agent to be used in an in-kind deposit and purchase of Units as described above. If you acquire Units of the Portfolio offered in this prospectus pursuant to the in-kind deposit described above and you are purchasing Units of the Portfolio with redemption or termination proceeds received from an unaffiliated unit investment trust, you may be eligible for a reduced sales charge. See "Public Offering--General".

   UNITS. Ownership of Units is evidenced in book entry form unless a Unitholder makes a written request to the Trustee that ownership be in certificate form. Units are transferable by making a written request to the Trustee and, in the case of Units in certificate form, by presentation of the certificate to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer. A Unitholder must sign the written request, and certificate or transfer instrument, exactly as his name appears on the records of the Trustee and on the face of any certificate with the signature guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or a signature guarantee program accepted by the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority. Fractional certificates will not be issued. The Trustee may require a Unitholder to pay a reasonable fee for each certificate reissued or transferred and to pay any governmental charge that may be imposed in connection with each transfer or interchange. Destroyed, stolen, mutilated or lost certificates will be replaced upon delivery to the Trustee of satisfactory indemnity, evidence of ownership and payment of expenses incurred. Mutilated certificates must be surrendered to the Trustee for replacement.

   REPORTS PROVIDED. Unitholders will receive a statement of dividends and other amounts received by the Portfolio for each distribution. Within a reasonable time after the end of each year, each person who was a Unitholder during that year will receive a statement describing dividends and capital received, actual Portfolio distributions, Portfolio expenses, a list of the Securities and other Portfolio information. Unitholders may obtain evaluations of the Securities upon request to the Trustee. If you have questions regarding your account or your Portfolio, please contact your financial advisor or the Trustee. The Sponsor does not have access to individual account information.

PORTFOLIO ADMINISTRATION
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   PORTFOLIO ADMINISTRATION. The Portfolio is not a managed fund and, except as provided in the Trust Agreement, Securities generally will not be sold or replaced. The Sponsor may, however, direct that Securities be sold in certain limited circumstances to protect the Portfolio based on advice from the Supervisor. These situations may include events such as the issuer having defaulted on payment of any of its outstanding obligations or the price of a Security has declined to such an extent or other credit factors exist so that in the opinion of the Supervisor retention of the Security would be detrimental to the Portfolio. If a public tender offer has been made for a Security or a merger or acquisition has been announced affecting a Security, the Trustee may either sell the Security or accept a tender offer for cash if the Supervisor determines that the sale or tender is in the best interest of Unitholders. The Trustee will distribute any cash proceeds to Unitholders. In addition, the Trustee may sell Securities to redeem Units or pay Portfolio expenses or deferred sales charges. If securities or property are acquired by the Portfolio, the Sponsor may direct the Trustee to sell the securities or property and distribute the proceeds to Unitholders or to accept the securities or property for deposit in the Portfolio. Should any contract for the purchase of any of the Securities fail, the Sponsor will (unless substantially all of the moneys held in the Portfolio to cover the purchase are reinvested in substitute Securities in accordance with the Trust Agreement) refund the cash and sales charge attributable to the failed contract to all Unitholders on or before the next Distribution Date.

   When your Portfolio sells Securities, the composition and diversity of the Securities in the Portfolio may be altered. In order to obtain the best price for a Security, it may be necessary for the Supervisor to specify minimum amounts (generally 100 shares) in which blocks of Securities are to be sold. In effecting purchases and sales of the Portfolio's securities, the Sponsor may direct that orders be placed with and brokerage commissions be paid to brokers, including brokers which may be affiliated with the Portfolio, the Sponsor or dealers participating in the offering of Units. In addition, in selecting among firms to handle a particular transaction, the Sponsor may take into account whether the firm has sold or is selling units of unit investment trusts which it sponsors.

   AMENDMENT OF THE TRUST AGREEMENT. The Trustee and the Sponsor may amend the Trust Agreement without the consent of Unitholders to correct any provision which may be defective or to make other provisions that will not adversely affect Unitholders (as determined in good faith by the Sponsor and the Trustee). The Trust Agreement may not be amended to increase the number of Units or permit acquisition of securities in addition to or substitution for the Securities (except as provided in the Trust Agreement). The Trustee will notify Unitholders of any amendment.

   TERMINATION. The Portfolio will terminate on the Mandatory Termination Date or upon the sale or other disposition of the last Security held in the Portfolio. The Portfolio may be terminated at any time with consent of Unitholders representing two-thirds of the outstanding Units or by the Trustee when the value of the Portfolio is less than $500,000 ($3,000,000 if the value of the Portfolio has exceeded $15,000,000) (the "Minimum Termination Value"). Unitholders will be notified of any termination. The Trustee may begin to sell Securities in connection with the Portfolio termination nine business days before, and no later than, the Mandatory Termination Date. Approximately thirty days before this date, the Trustee will notify Unitholders of the termination and provide a form enabling qualified Unitholders to elect an in kind distribution of Securities. See "Rights of Unitholders--Redemption of Units". This form must be returned at least five business days prior to the Mandatory Termination Date. Unitholders will receive a final cash distribution within a reasonable time after the Mandatory Termination Date. All distributions will be net of Portfolio expenses and costs. Unitholders will receive a final distribution statement following termination. The Information Supplement contains further information regarding termination of the Portfolio. See "Additional Information".

   LIMITATIONS ON LIABILITIES. The Sponsor, Supervisor and Trustee are under no liability for taking any action or for refraining from taking any action in good faith pursuant to the Trust Agreement, or for errors in judgment, but shall be liable only for their own willful misfeasance, bad faith or gross negligence (negligence in the case of the Trustee) in the performance of their duties or by reason of their reckless disregard of their obligations and duties hereunder. The Trustee is not liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Securities. In the event of the failure of the Sponsor to act under the Trust Agreement, the Trustee may act thereunder and is not liable for any action taken by it in good faith under the Trust Agreement. The Trustee is not liable for any taxes or other governmental charges imposed on the Securities, on it as Trustee under the Trust Agreement or on the Portfolio which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Trust Agreement contains other customary provisions limiting the liability of the Trustee. The Sponsor and Supervisor may rely on any evaluation furnished by the Trustee and have no responsibility for the accuracy thereof. Determinations by the Evaluator shall be made in good faith upon the basis of the best information available to it.


     SPONSOR. Van Kampen Funds Inc. is the Sponsor of the Portfolio. The Sponsor is a wholly owned subsidiary of Van Kampen Investments Inc., which is an indirect wholly owned subsidiary of Morgan Stanley Dean Witter & Co. The Sponsor has its principal offices at 1 Parkview Plaza, Oakbrook Terrace, Illinois 60181-5555. As of November 30, 2001, the total stockholders' equity of Van Kampen Funds Inc. was $163,449,658 (unaudited). Van Kampen Funds Inc. and your Portfolio have adopted a code of ethics requiring Van Kampen's employees who have access to information on Portfolio transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your Portfolio. The Information Supplement contains additional information about the Sponsor.


   If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or shall become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, (ii) terminate the Trust Agreement and liquidate the Portfolio as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.

   TRUSTEE. The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its unit investment trust division offices at 101 Barclay Street, New York, New York 10286, (800) 221-7668. If you have questions regarding your account or your Portfolio, please contact the Trustee at its unit investment trust division offices or your financial advisor. The Sponsor does not have access to individual account information. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law. Additional information regarding the Trustee is set forth in the Information Supplement, including the Trustee's qualifications and duties, its ability to resign, the effect of a merger involving the Trustee and the Sponsor's ability to remove and replace the Trustee. See "Additional Information".

   PERFORMANCE INFORMATION. The Sponsor may from time to time in its advertising and sales materials compare the then current estimated returns on the Portfolio and returns over specified time periods on other similar Van Kampen trusts (which may show performance net of expenses and charges which the Portfolio would have charged) with returns on other taxable investments such as the common stocks comprising the Dow Jones Industrial Average, the S&P 500, other investment indices, corporate or U.S. government bonds, bank CDs, money market accounts or money market funds, or with performance data from Lipper Analytical Services, Inc., Morningstar Publications, Inc. or various publications, each of which has characteristics that may differ from those of the Portfolio. Information on percentage changes in the dollar value of Units may be included from time to time in advertisements, sales literature, reports and other information furnished to current or prospective Unitholders. Total return figures may not be averaged and may not reflect deduction of the sales charge, which would decrease return. No provision is made for any income taxes payable. Past performance may not be indicative of future results. The Portfolio is not managed and Unit price and return fluctuate with the value of common stocks in the portfolio, so there may be a gain or loss when Units are sold. As with other performance data, performance comparisons should not be considered representative of the Portfolio's relative performance for any future period.

   STYLE AND MARKET CAPITALIZATION. A balanced investment portfolio incorporates various style and market capitalization characteristics. We offer unit trusts with a variety of styles and capitalizations to meet your needs. The Portfolio is not a balanced investment portfolio itself and should not be your only investment. From time to time in advertising and sales materials we may utilize investment style and market capitalization categories to assist in determining the investment category that the Portfolio might fill within an investor's overall investment portfolio. Investors should note that investment style and market capitalization are not used in selecting the stocks for the Portfolio.

   We determine the style characteristics (growth or value) based on the types of stocks in the Portfolio. Generally, a growth portfolio includes companies in a growth phase of their business with increasing earnings. A value portfolio generally includes companies with low relative price-earnings ratios that we believe are undervalued. We generally determine the market capitalization based on the weighted median market capitalization of the Portfolio. Investment style and capitalization characteristics will vary over time. We will not remove a Security from the Portfolio as a result of any change in characteristics.

TAXATION
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   This section summarizes some of the main U.S. federal income tax consequences of owning Units of your Portfolio. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state or foreign taxes. As with any investment, you should consult your own tax professional about your particular consequences. In addition, the Internal Revenue Service issued new withholding and reporting regulations effective January 1, 2001. Foreign investors should consult their own tax advisors regarding the tax consequences of these regulations.

   PORTFOLIO STATUS. Your Portfolio will not be taxed as a corporation for federal income tax purposes. As a Unit owner, you will be treated as the owner of a pro rata portion of the Securities and other assets held by your Portfolio, and as such you will be considered to have received a pro rata share of income (e.g., dividends and capital gains, if any) from each Security when such income would be considered to be received by you if you directly owned your Portfolio's assets. This is true even if you elect to have your distributions automatically reinvested into additional Units. In addition, the income from your Portfolio which you must take into account for federal income tax purposes is not reduced by amounts used to pay Portfolio expenses (including the deferred sales charge, if any).

   YOUR TAX BASIS AND INCOME OR LOSS UPON DISPOSITION. If your Portfolio disposes of Securities, you will generally recognize gain or loss. If you dispose of your Units or redeem your Units for cash, you will also generally recognize gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in the related Securities from your share of the total amount received in the transaction. You can generally determine your initial tax basis in each Security or other Portfolio asset by apportioning the cost of your Units, generally including sales charges, among each Security or other Portfolio asset ratably according to their value on the date you purchase your Units. In certain circumstances, however, you may have to adjust your tax basis after you purchase your Units (for example, in the case of certain dividends that exceed a corporation's accumulated earnings and profits).

   If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 20% (10% for certain taxpayers in the 10% and 15% tax brackets). The 20% rate is reduced to 18% and the 10% rate is reduced to 8% for long-term gains from most property acquired after December 31, 2000, with a holding period of more than five years. Because your Portfolio terminates in less than five years, the reduction in the capital gains rate for property held for more than five years could only possibly apply to your interest in the Securities if you are eligible for and elect to receive an in-kind distribution at redemption or termination.

   Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine your holding period. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code, however, treats certain capital gains as ordinary income in special situations.

   IN-KIND DISTRIBUTIONS. Under certain circumstances, as described in this prospectus, you may request a distribution of Securities when you redeem your Units or at your Portfolio's termination. If you do not elect to acquire units of a subsequent Van Kampen trust using Securities that you receive from the current Portfolio (described below), by electing to receive a distribution of Securities, you will receive whole shares of stock plus, possibly, cash. You will not recognize gain or loss if you only receive Securities in exchange for your pro rata portion of the Securities held by your Portfolio. However, if you also receive cash in exchange for a Portfolio asset or a fractional share of a Security held by your Portfolio, you will generally recognize gain or loss based on the difference between the amount of cash you receive and your tax basis in such Portfolio asset or fractional share.

   CASH DISTRIBUTIONS. If you receive cash when you redeem your Units or at your Portfolio's termination or if you elect to direct that the cash proceeds you are deemed to receive when you redeem your Units or at your Portfolio's termination be invested into a future trust, it is considered a sale for federal income tax purposes, and any gain on the sale will be treated as a capital gain, and any loss will be treated as a capital loss. However, any loss you incur in connection with the receipt or deemed receipt of cash will generally be disallowed, to the extent you acquire units of a subsequent trust and such subsequent trust has substantially identical securities or other assets under the wash sale provisions of the Internal Revenue Code.

   IN-KIND EXCHANGES. As discussed in "Rights of Unitholders--In-Kind Exchanges," you may be able to elect to purchase units of a subsequent Van Kampen trust using Securities that you receive from the current Portfolio in an in-kind distribution. If you make such an election, the trust which you will exchange into will be referred to as the "New Portfolio." The portfolio of securities to be held by the New Portfolio is expected to differ somewhat from the portfolio held by the Portfolio. Thus, the Distribution Agent will have to adjust your pool of Securities to accomplish the exchange. Securities that are held in the Portfolio at the time of the exchange and that will also be held in the New Portfolio are referred to herein as the "Duplicate Securities." Securities that will be held in the New Portfolio but are not held in the Portfolio at the time of the exchange will be referred to herein as the "New Securities." The following discussion assumes that the New Portfolio will not be taxed as a corporation and that each unit owner will be treated as the owner of a pro rata portion of the assets held by the New Portfolio.

   If you elect an in-kind exchange, your pro rata portion of the Securities held by the Portfolio will be transferred to the Distribution Agent, as your agent, on the date of the exchange. To the extent any Securities held by the Portfolio will not be a part of the portfolio of the New Portfolio, the Distribution Agent will sell such Securities and use the proceeds to purchase, on your behalf, the requisite amount of New Securities. You will have a basis in the New Securities equal to the price paid for such New Securities by the Distribution Agent. The Distribution Agent will then contribute your pro rata portion of Duplicate Securities and the New Securities to the New Portfolio in exchange for units of the New Portfolio.

   For federal income tax purposes, you will not recognize gain or loss on the distribution of your pro rata portion of Duplicate Securities from the Portfolio. Further, you will not recognize gain or loss on the deposit of your pro rata portion of Duplicate Securities to the New Portfolio. You will have the same basis in your portion of Duplicate Securities that you had in such Duplicate Securities prior to the exchange and the holding period of the Duplicate Securities will include the period that you held the Duplicate Securities in the Portfolio prior to the exchange. You will, however, realize gain or loss for federal income tax purposes with respect to your pro rata portion of Securities that are not Duplicate Securities and thus are sold by the Distribution Agent. The amount of gain or loss realized will be equal to the difference between the amount of cash you are considered to have received with respect to such portion of Securities and your tax basis in such Securities. You will generally be required to recognize such gains for federal income tax purposes. However, you will generally not be entitled to a deduction for any losses realized to the extent that you are considered the owner of substantially identical securities under the wash sale provisions of the Internal Revenue Code.

   LIMITATIONS ON THE DEDUCTIBILITY OF PORTFOLIO EXPENSES. Generally, for federal income tax purposes, you must take into account your full pro rata share of your Portfolio's income, even if some of that income is used to pay Portfolio expenses. You may deduct your pro rata share of each expense paid by your Portfolio to the same extent as if you directly paid the expense. You may, however, be required to treat some or all of the expenses of your Portfolio as miscellaneous itemized deductions. Individuals may only deduct certain miscellaneous itemized deductions to the extent they exceed 2% of adjusted gross income.

     FOREIGN, STATE AND LOCAL TAXES. Distributions by your Portfolio that are treated as U.S. source income (e.g., dividends received on Securities of domestic corporations) will generally be subject to U.S. income taxation and withholding in the case of Units held by non-resident alien individuals, foreign corporations or other non-U.S. persons, subject to any applicable treaty. However, distributions by your Portfolio that are derived from certain dividends of Securities of a foreign corporation may not be subject to U.S. income taxation and withholding in the case of Units held by non-resident alien individuals, foreign corporations or other non-U.S. persons.

   Some distributions by your Portfolio may be subject to foreign withholding taxes. Any dividends withheld will nevertheless be treated as income to you. However, because you are deemed to have paid directly your share of foreign taxes that have been paid or accrued by your Portfolio, you may be entitled to a foreign tax credit or deduction for U.S. tax purposes with respect to such taxes.

   Under the existing income tax laws of the State and City of New York, your Portfolio will not be taxed as a corporation, and the income of your Portfolio will be treated as the income of the Unitholders in the same manner as for federal income tax purposes.

PORTFOLIO OPERATING EXPENSES
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   GENERAL. The fees and expenses of your Portfolio will generally accrue on a daily basis. The deferred sales charge, fees and expenses are generally paid out of the Capital Account of your Portfolio. It is expected that Securities will be sold to pay these amounts which will result in capital gains or losses to Unitholders. See "Taxation". The Sponsor's, Supervisor's and Trustee's fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases under the category "All Services Less Rent of Shelter" in the Consumer Price Index or, if this category is not published, in a comparable category.

   ORGANIZATION COSTS. You and the other Unitholders will bear all or a portion of the organization costs and charges incurred in connection with the establishment of your Portfolio. These costs and charges will include the cost of the preparation, printing and execution of the trust agreement, registration statement and other documents relating to your Portfolio, federal and state registration fees and costs, the initial fees and expenses of the Trustee, and legal and auditing expenses. The Public Offering Price of Units includes the estimated amount of these costs. The Trustee will deduct these expenses from your Portfolio's assets at the end of the initial offering period.

   CREATION AND DEVELOPMENT FEE. The Sponsor will receive a fee from the Portfolio for creating and developing the Portfolio, including determining the Portfolio's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The creation and development fee is a charge of $0.06 per Unit. The Trustee will deduct this amount from the Portfolio's assets as of the close of the initial offering period. No portion of this fee is applied to the payment of distribution expenses or as compensation for sales efforts. This fee will not be deducted from proceeds received upon a repurchase, redemption or exchange of Units before the close of the initial public offering period.

   TRUSTEE'S FEE. For its services the Trustee will receive the fee from your Portfolio set forth in the "Fee Table" (which includes the estimated amount of miscellaneous Portfolio expenses). The Trustee benefits to the extent there are funds in the Capital and Income Accounts since these Accounts are non-interest bearing to Unitholders and the amounts earned by the Trustee are retained by the Trustee. Part of the Trustee's compensation for its services to your Portfolio is expected to result from the use of these funds.

   COMPENSATION OF SPONSOR AND SUPERVISOR. The Sponsor and the Supervisor, which is an affiliate of the Sponsor, will receive the annual fee for providing bookkeeping and administrative services and portfolio supervisory services set forth in the "Fee Table". These fees may exceed the actual costs of providing these services to your Portfolio but at no time will the total amount received for these services rendered to all Van Kampen unit investment trusts in any calendar year exceed the aggregate cost of providing these services in that year.

   MISCELLANEOUS EXPENSES. The following additional charges are or may be incurred by your Portfolio: (a) normal expenses (including the cost of mailing reports to Unitholders) incurred in connection with the operation of the Portfolio, (b) fees of the Trustee for extraordinary services, (c) expenses of the Trustee (including legal and auditing expenses) and of counsel designated by the Sponsor, (d) various governmental charges, (e) expenses and costs of any action taken by the Trustee to protect the Portfolio and the rights and interests of Unitholders, (f) indemnification of the Trustee for any loss, liability or expenses incurred in the administration of the Portfolio without negligence, bad faith or wilful misconduct on its part, (g) foreign custodial and transaction fees, (h) costs associated with liquidating the securities held in the Portfolio, (i) any offering costs incurred after the end of the initial offering period and (j) expenditures incurred in contacting Unitholders upon termination of the Portfolio. The Portfolio may pay the expenses of updating its registration statement each year.

OTHER MATTERS
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   LEGAL OPINIONS. The legality of the Units offered hereby has been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603, as counsel for the Sponsor. Winston & Strawn has acted as counsel to the Trustee and as special counsel for New York tax matters.

   INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS. The statement of condition and the Portfolio included in this prospectus have been audited by Grant Thornton LLP, independent certified public accountants, as set forth in their report in this Prospectus, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

ADDITIONAL INFORMATION
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   This prospectus does not contain all the information set forth in the registration statement filed by your Portfolio with the SEC. The Information Supplement, which has been filed with the SEC, includes more detailed information concerning the Securities, investment risks and general information about the Portfolio. Information about your Portfolio (including the Information Supplement) can be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. You may obtain information about the Public Reference Room by calling 1-202-942-8090. Reports and other information about your Portfolio are available on the EDGAR Database on the SEC's Internet site at http://www.sec.gov. Copies of this information may be obtained, after paying a duplication fee, by electronic request at the following e-mail address: publicinfo@sec.gov or by writing the SEC's Public Reference Section, Washington, D.C. 20549-0102.


TABLE OF CONTENTS
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        TITLE                                    PAGE
        -----                                    ----
   Summary of Essential Financial Information..     2
   Fee Table...................................     3
   Morgan Stanley Technology IndexSM Portfolio.     4
   Notes to the Portfolio......................     6
   The Securities..............................     7
   Report of Independent Certified
      Public Accountants.......................    11
   Statement of Condition .....................    12
   The Portfolio...............................   A-1
   Objectives and Securities Selection.........   A-1
   Risk Factors................................   A-2
   Public Offering.............................   A-2
   Retirement Accounts.........................   A-7
   Fee Accounts................................   A-7
   Rights of Unitholders.......................   A-7
   Portfolio Administration....................  A-11
   Taxation....................................  A-13
   Portfolio Operating Expenses................  A-15
   Other Matters...............................  A-16
   Additional Information......................  A-16


--------------
When Units of the Portfolio are no longer available this prospectus may be used as a preliminary prospectus for a future Portfolio. If this prospectus is used for future Portfolios you should note the following:

The information in this prospectus is not complete with respect to future Portfolio series and may be changed. No person may sell Units of future Portfolios until a registration statement is filed with the Securities and Exchange Commission and is effective. This prospectus is not an offer to sell Units and is not soliciting an offer to buy Units in any state where the offer or sale is not permitted.

                                                                       EMSPRO319

                                                                         #37621


                                   PROSPECTUS
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                                December 27, 2001



                                   VAN KAMPEN
                              FOCUS PORTFOLIOS(SM)
                       A DIVISION OF VAN KAMPEN FUNDS INC.


                            MORGAN STANLEY TECHNOLOGY
                            INDEXSM PORTFOLIO 2002-1





                              VAN KAMPEN FUNDS INC.
                                1 Parkview Plaza
                                  P.O. Box 5555
                      Oakbrook Terrace, Illinois 60181-5555




              Please retain this prospectus for future reference.




                                   VAN KAMPEN
                             INFORMATION SUPPLEMENT


                     VAN KAMPEN FOCUS PORTFOLIOS, SERIES 319


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     This Information Supplement provides additional information concerning the risks and operations of the Portfolio which is not described in the prospectus. This Information Supplement should be read in conjunction with the prospectus. This Information Supplement is not a prospectus, does not include all of the information that an investor should consider before investing in the Portfolio and may not be used to offer or sell Units without the prospectus. Copies of the prospectus can be obtained by contacting the Sponsor at 1 Parkview Plaza, P.O. Box 5555, Oakbrook Terrace, Illinois 60181-5555 or by contacting your broker. This Information Supplement is dated as of the date of the prospectus and all capitalized terms have been defined in the prospectus.

                                TABLE OF CONTENTS

                                                    PAGE

                           Risk Factors                2
                           The Portfolio               3
                           Sponsor Information         4
                           Trustee Information         5
                           Portfolio Termination       5

RISK FACTORS

     PRICE VOLATILITY. Because the Portfolio invests in common stocks, you should understand the risks of investing in common stocks before purchasing Units. These risks include the risk that the financial condition of the company or the general condition of the stock market may worsen and the value of the stocks (and therefore Units) will fall. Common stocks are especially susceptible to general stock market movements. The value of common stocks often rises or falls rapidly and unpredictably as market confidence and perceptions of companies change. These perceptions are based on factors including expectations regarding government economic policies, inflation, interest rates, economic expansion or contraction, political climates and economic or banking crises. The value of Units will fluctuate with the value of the stocks in the Portfolio and may be more or less than the price you originally paid for your Units. As with any investment, we cannot guarantee that the performance of the Portfolio will be positive over any period of time. Because the Portfolio is unmanaged, the Trustee will not sell stocks in response to market fluctuations as is common in managed investments. In addition, because the Portfolio holds a relatively small number of stocks, you may encounter greater market risk than in a more diversified investment.

     DIVIDENDS. Common stocks represent ownership interests in a company and are not obligations of the company. Accordingly, common stockholders have a right to receive payments from the company that is subordinate to the rights of creditors, bondholders or preferred stockholders of the company. This means that common stockholders have a right to receive dividends only if a company's board of directors declares a dividend and the company has provided for payment of all of its creditors, bondholders and preferred stockholders. If a company issues additional debt securities or preferred stock, the owners of these securities will have a claim against the company's assets before common stockholders if the company declares bankruptcy or liquidates its assets even though the common stock was issued first. As a result, the company may be less willing or able to declare or pay dividends on its common stock.

     LIQUIDITY. Whether or not the stocks in the Portfolio are listed on a stock exchange, the stocks may delist from the exchange or principally trade in an over-the-counter market. As a result, the existence of a liquid trading market could depend on whether dealers will make a market in the stocks. We cannot guarantee that dealers will maintain a market or that any market will be liquid. The value of the stocks could fall if trading markets are limited or absent.

     ADDITIONAL UNITS. The Sponsor may create additional Units of the Portfolio by depositing into the Portfolio additional stocks or cash with instructions to purchase additional stocks. A cash deposit could result in a dilution of your investment and anticipated income because of fluctuations in the price of the stocks between the time of the deposit and the purchase of the stocks and because the Portfolio will pay brokerage fees.

     VOTING. Only the Trustee may sell or vote the stocks in the Portfolio. While you may sell or redeem your Units, you may not sell or vote the stocks in your Portfolio. The Sponsor will instruct the Trustee how to vote the stocks. The Trustee will vote the stocks in the same general proportion as shares held by other shareholders if the Sponsor fails to provide instructions.

    TECHNOLOGY ISSUERS. The Portfolio is concentrated in issuers within the technology industry. A portfolio concentrated in a single industry may present more risk than a portfolio broadly diversified over several industries. The Portfolio, and therefore Unitholders, may be particularly susceptible to a negative impact resulting from adverse market conditions or other factors affecting technology issuers because any negative impact on the technology industry will not be diversified among issuers within other unrelated industries. Accordingly, an investment in Units should be made with an understanding of the characteristics of the technology industry and the risks which such an investment may entail.

   Technology companies generally include companies involved in the development, design, manufacture and sale of computers, computer related equipment, computer networks, communications systems, telecommunications products, electronic products, and other related products, systems and services. The market for technology products and services, especially those specifically related to the Internet, is characterized by rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. The success of the issuers of the Securities depends in substantial part on the timely and successful introduction of new products. An unexpected change in one or more of the technologies affecting an issuer's products or in the market for products based on a particular technology could have a material adverse affect on an issuer's operating results. Furthermore, there can be no assurance that the issuers of the Securities will be able to respond timely to compete in the rapidly developing marketplace.

   The market for certain technology products and services may have only recently begun to develop, is rapidly evolving and is characterized by an increasing number of market entrants. Additionally, certain technology companies may have only recently commenced operations or offered equity securities to the public. Such companies are in the early stage of development and have a limited operating history on which to analyze future operating results. It is important to note that following its initial public offering a security is likely to experience substantial stock price volatility and speculative trading. Accordingly, there can be no assurance that upon redemption of Units or termination of your Portfolio a Unitholder will receive an amount greater than or equal to the Unitholder's initial investment.

   Based on trading history, factors such as announcements of new products or development of new technologies and general conditions of the industry have caused and are likely to cause the market price of technology common stocks to fluctuate substantially. In addition, technology company stocks have experienced extreme price and volume fluctuations that often have been unrelated to the operating performance of such companies. This market volatility may adversely affect the market price of the Securities and therefore the ability of a Unitholder to redeem units, or roll over Units into a new trust, at a price equal to or greater than the original price paid for such Units.

   Some key components of certain products of technology issuers are currently available only from single sources. There can be no assurance that in the future suppliers will be able to meet the demand for components in a timely and cost effective manner. Accordingly, an issuer's operating results and customer relationships could be adversely affected by either an increase in price for, or and interruption or reduction in supply of, any key components. Additionally, many technology issuers are characterized by a highly concentrated customer base consisting of a limited number of large customers who may require product vendors to comply with rigorous and constantly developing industry standards. Any failure to comply with such standards may result in a significant loss or reduction of sales. Because many products and technologies are incorporated into other related products, certain companies are often highly dependent on the performance of other computer, electronics and communications companies. There can be no assurance that these customers will place additional orders, or that an issuer of Securities will obtain orders of similar magnitude as past orders form other customers. Similarly, the success of certain companies is tied to a relatively small concentration of products or technologies with intense competition between companies. Accordingly, a decline in demand of such products, technologies or from such customers could have a material adverse impact on issuers of the Securities.


THE PORTFOLIO

     Investors should note that the selection criteria were applied to the Securities for inclusion in the Portfolio prior to the Initial Date of Deposit. Should a Security no longer meet the criteria used for selection for a Portfolio, such Security will not as a result thereof be removed from the Portfolio.

   THE MORGAN STANLEY TECHNOLOGY INDEXSM PORTFOLIO. The Morgan Stanley Technology IndexSM Portfolio (the "Index") is the exclusive property of Morgan Stanley Dean Witter & Co. ("Morgan Stanley") and is a service mark of Morgan Stanley and has been licensed for use by the Portfolio and Van Kampen Funds Inc.

   These funds are not sponsored, endorsed, sold or promoted by Morgan Stanley. Morgan Stanley makes no representation or warranty, express or implied, to the owners of this fund or any member of the public regarding the advisability of investing in funds generally or in this fund particularly or the ability of the Indices to track general stock market performance. Morgan Stanley is the licensor of certain trademarks, service marks and trade names of Morgan Stanley and of the Index which is determined, composed and calculated by Morgan Stanley without regard to the issuer of this fund or this fund. Morgan Stanley has no obligation to take the needs of the issuer of this fund or the owners of this fund into consideration in determining, composing or calculating the Index. Morgan Stanley is not responsible for and has not participated in the determination of or the timing of, prices at, or quantities of this fund to be issued or in the determination or calculation of the equation by which Units of this fund are redeemable for cash. Morgan Stanley has no obligation or liability to a owners of this fund in connection with the administration, marketing or trading of this fund.

   ALTHOUGH MORGAN STANLEY SHALL OBTAIN INFORMATION FOR INCLUSION IN OR FOR USE IN THE CALCULATION OF THE INDEX FROM SOURCES WHICH MORGAN STANLEY CONSIDERS RELIABLE, NEITHER MORGAN STANLEY NOR ANY OTHER PARTY GUARANTEES THE ACCURACY AND/OR THE COMPLETENESS OF THE INDEX OR ANY DATA INCLUDED THEREIN. NEITHER MORGAN STANLEY NOR ANY OTHER PARTY MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, LICENSEE'S CUSTOMERS AND COUNTERPARTIES, OWNERS OF THE FUND, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEX OR ANY DATA INCLUDED THEREIN IN CONNECTION WITH THE RIGHTS LICENSED HEREUNDER OR FOR ANY OTHER USE. NEITHER MORGAN STANLEY NOR ANY OTHER PARTY MAKES ANY EXPRESS OR IMPLIED WARRANTIES, AND MORGAN STANLEY HEREBY EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE WITH RESPECT TO THE INDICES OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL MORGAN STANLEY OR ANY OTHER PARTY HAVE ANY LIABILITY FOR ANY DIRECT, INDIRECT, SPECIAL, PUNITIVE, CONSEQUENTIAL OR ANY OTHER DAMAGES (INCLUDING LOST PROFITS) EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.


SPONSOR INFORMATION

    Van Kampen Funds Inc. is the Sponsor of the Portfolio. Van Kampen Funds Inc. is a wholly owned subsidiary of Van Kampen Investments Inc., which is an indirect wholly owned subsidiary of Morgan Stanley Dean Witter & Co. The principal office of the Sponsor is located at 1 Parkview Plaza, Oakbrook Terrace, Illinois 60181-5555.

    Morgan Stanley Dean Witter & Co. is a preeminent global financial services firm that maintains leading market positions in each of its three primary businesses: securities, asset management and credit services.


     Van Kampen is one of the nation's largest investment management companies, with more than $76 billion in assets under management or supervision as of September 30, 2001. With roots in money management dating back to 1927, Van Kampen has helped more than four generations of investors achieve their financial goals. As of November 30, 2001, the total stockholders' equity of Van Kampen Funds Inc. was $163,449,658 (audited). Van Kampen Funds Inc. and your Portfolio have adopted a code of ethics requiring Van Kampen's employees who have access to information on Portfolio transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your Portfolio. (This paragraph relates only to the Sponsor and not to the Portfolio or to any other Series thereof. The information is included herein only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. More detailed financial information will be made available by the Sponsor upon request.)


     If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or shall become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, (ii) terminate the Trust Agreement and liquidate the Portfolio as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.

TRUSTEE INFORMATION

     The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its unit investment trust division offices at 101 Barclay Street, New York, New York 10286 (800) 221-7668. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

     The duties of the Trustee are primarily ministerial in nature. It did not participate in the selection of Securities for the Portfolios.

     In accordance with the Trust Agreement, the Trustee shall keep proper books of record and account of all transactions at its office for the Portfolio. Such records shall include the name and address of, and the number of Units of the Portfolio held by, every Unitholder. Such books and records shall be open to inspection by any Unitholder at all reasonable times during the usual business hours. The Trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation. The Trustee is required to keep a certified copy or duplicate original of the Trust Agreement on file in its office available for inspection at all reasonable times during the usual business hours by any Unitholder, together with a current list of the Securities held in the Portfolio.

     Under the Trust Agreement, the Trustee or any successor trustee may resign and be discharged of its responsibilities created by the Trust Agreement by executing an instrument in writing and filing the same with the Sponsor. The Trustee or successor trustee must mail a copy of the notice of resignation to all Unitholders then of record, not less than 60 days before the date specified in such notice when such resignation is to take effect. The Sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within 30 days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The Sponsor may remove the Trustee and appoint a successor trustee as provided in the Trust Agreement at any time with or without cause. Notice of such removal and appointment shall be mailed to each Unitholder by the Sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The resignation or removal of a Trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee.

     Any corporation into which a Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a Trustee shall be a party, shall be the successor trustee. The Trustee must be a banking corporation organized under the laws of the United States or any state and having at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

PORTFOLIO TERMINATION

     The Portfolio may be liquidated at any time by consent of Unitholders representing 66 2/3% of the Units of the Portfolio then outstanding or by the Trustee when the value of the Securities owned by the Portfolio, as shown by any evaluation, is less than $500,000 ($3,000,000 if the value of the Portfolio has exceeded $15,000,000). The Portfolio will be liquidated by the Trustee in the event that a sufficient number of Units of the Portfolio not yet sold are tendered for redemption by the Sponsor, so that the net worth of the Portfolio would be reduced to less than 40% of the value of the Securities at the time they were deposited in the Portfolio. If the Portfolio is liquidated because of the redemption of unsold Units by the Sponsor, the Sponsor will refund to each purchaser of Units the entire sales charge paid by such purchaser. The Trust Agreement will terminate upon the sale or other disposition of the last Security held thereunder, but in no event will it continue beyond the Mandatory Termination Date.

     Commencing during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date, Securities will begin to be sold in connection with the termination of the Portfolio. The Sponsor will determine the manner, timing and execution of the sales of the Securities. The Sponsor shall direct the liquidation of the Securities in such manner as to effectuate orderly sales and a minimal market impact. In the event the Sponsor does not so direct, the Securities shall be sold within a reasonable period and in such manner as the Trustee, in its sole discretion, shall determine. At least 30 days before the Mandatory Termination Date the Trustee will provide written notice of any termination to all Unitholders of the Portfolio and will also include with such notice a form to enable qualified Unitholders to request an in kind distribution of the U.S.-traded Securities. To be effective, this request must be returned to the Trustee at least five business days prior to the Mandatory Termination Date. On the Mandatory Termination Date (or on the prior business day if a holiday) the Trustee will deliver each requesting Unitholder's pro rata number of whole shares of the U.S.-traded Securities in the Portfolio to the account of the broker-dealer or bank designated by the Unitholder at Depository Trust Company. The value of the Unitholder's fractional shares of the Securities will be paid in cash. Unitholders who are not qualified to, or who do not, request an in kind distribution will receive a cash distribution from the sale of the remaining Securities within a reasonable time following the Mandatory Termination Date. Regardless of the distribution involved, the Trustee will deduct from the funds of the appropriate Portfolio any accrued costs, expenses, advances or indemnities provided by the Trust Agreement, including estimated compensation of the Trustee, costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. Any sale of Securities in the Portfolio upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time. The Trustee will then distribute to each Unitholder of the Portfolio his pro rata share of the balance of the Income and Capital Accounts of the Portfolio.

     Within 60 days of the final distribution Unitholders will be furnished a final distribution statement of the amount distributable. At such time as the Trustee in its sole discretion will determine that any amounts held in reserve are no longer necessary, it will make distribution thereof to Unitholders in the same manner.






                       CONTENTS OF REGISTRATION STATEMENTS

     This Amendment to the Registration Statement comprises the following papers and documents:

         The facing sheet
         The prospectus
         The signatures
         The consents of independent public accountants and legal counsel

     The following exhibits:

     1.1  Trust Agreement.

   1.1.1  Standard Terms and Conditions of Trust. Reference is made to Exhibit
          1.1.1 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 284 (File No. 333-57836) dated May 2, 2001.

     2.1 Form of Code of Ethics. Reference is made to Exhibit 2.1 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 276 (File No. 333-55546) dated March 13, 2001.

     3.1 Opinion and consent of counsel as to legality of securities being registered.

     3.2 Opinion and consent of counsel as to the federal income tax status of securities being registered.

     3.3 Opinion and consent of counsel as to New York tax status of securities being registered.

     4.1  Consent of initial evaluator.

     4.2  Consent of independent certified public accountants.





                                   SIGNATURES

         The Registrant, Van Kampen Focus Portfolios, Series 319, hereby identifies Van Kampen Merritt Insured Income Trust, Series 1; Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 189, Multi-Series 213 and Multi-Series 300; Van Kampen Merritt Emerging Markets Income Trust, Series 1; Van Kampen Merritt Equity Opportunity Trust, Series 1, Series 2, Series 4 and Series 7; Van Kampen American Capital Equity Opportunity Trust, Series 13, Series 14, Series 57 and Series 89; and Van Kampen Focus Portfolios, Series 235, Series 265 and Series 314 for purposes of the representations required by Rule 487 and represents the following: (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series; (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and (3) that it has complied with Rule 460 under the Securities Act of 1933.

         Pursuant to the requirements of the Securities Act of 1933, the Registrant, Van Kampen Focus Portfolios, Series 319 has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago and State of Illinois on the 27th day of December, 2001.

                                         Van Kampen Focus Portfolios, Series 319
                                                        By Van Kampen Funds Inc.


                                                      By /s/ Christine K. Putong
                                                         -----------------------
                                                        Assistant Vice President

         Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below on December 27, 2001 by the following persons who constitute a majority of the Board of Directors of Van Kampen Funds Inc.

          SIGNATURE                             TITLE

Richard F. Powers III               Chairman and Chief Executive              )
                                    Officer                                   )

John H. Zimmermann III              President                                 )

Michael H. Santo                    Managing Director and Chief               )
                                    Operations and Technology Officer         )

                                                         /s/ Christine K. Putong
                                                       -------------------------
                                                             (Attorney-in-fact*)

--------------------------------------------------------------------------------

         *An executed copy of each of the related powers of attorney is filed herewith or was filed with the Securities and Exchange Commission in connection with the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 136 (File No. 333-70897) and the same are hereby incorporated herein by this reference.